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EXHIBIT 99.1

                NUTRITION 21 REPORTS FISCAL THIRD-QUARTER RESULTS


PURCHASE, N.Y., May 14, 2003--Nutrition 21, Inc. (Nasdaq: NXXI), a leading developer and marketer of nutritional products, today reported a fiscal third-quarter net loss of $1.1 million ( $0.03 per diluted share) on revenues of $3.1 million, compared with a net loss of $0.2 million ( $0.01 per diluted share) on revenues of $4.0 million for the same period a year ago. For the nine months ended March 31, 2003 the company reported a net loss of $3.5 million ($0.11 per diluted share) on revenues of $8.8 million compared with net income of $0.7 million ($0.02 per diluted share) on revenues of $10.8 million for the comparable period a year ago. Included in the nine month period last year was a one-time pre-tax gain of $1.8 million ($0.3 per diluted share, net of tax), from the settlement of patent infringement lawsuits and a sale of assets. The company ended the quarter in a strong financial position with $4.8 million in cash and net working capital of $6.1 million.

         Gail Montgomery, President and CEO of the company, said, "The reduction in net sales in the quarter and year to date reflects the softness in sales of Lite Bites products due to lack of air time on QVC from October 2002 through February 2003 and less than expected sales after a newly revamped product line returned to the air in late February. To protect ourselves against any further losses associated with the Lite Bites product line, we are continuing our search for an appropriate partner(s) to expand distribution of these products in new channels."

         Montgomery continued, "We remain committed to investing in our longer-term strategy of translating the health benefits associated with chromium picolinate into therapeutic consumer brands-- an effort currently supported by our stable ingredients business and cash reserves. The Council for Advancement of Diabetes Research and Education (CADRE) Research Summit: `Chromium in Health and Disease' held in early April was an important Company milestone." Sixteen leading researchers from across the globe gathered to confirm the essential role of chromium in improving insulin resistance, a condition estimated to affect as many as one in four Americans. Over twenty studies on chromium picolinate that were either completed or nearing completion were presented on a wide range of topics, including obesity, diabetes, cardiovascular disease, depression, women's health and animal fertility. In addition, epidemiological research suggested a strong correlation between chromium deficiency and chronic disease. "With the publication of many of these studies slated for the end of 2003, we




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believe demand for our proprietary products should increase significantly," said
Montgomery.

         The Company will continue to incur expenses associated with the expected calendar 2004 launch of its proprietary DiachromeTM and ZeramaxTM supplement brands into diabetes and depression therapeutic markets. Montgomery added, "Our two key studies with Diabetex, Inc, and Comprehensive NeuroSciences, Inc. (`CNS') are progressing as planned, with the CNS study ahead of its original enrollment targets."

ABOUT NUTRITION 21

Nutrition 21 is a leading developer and provider of nutritional products whose health benefits have been substantiated by clinical research. The Company markets Chromax chromium picolinate, the leading brand of chromium and holds 35 patents for nutrition products, 22 for chromium compounds and their uses. More information is available at www.nutrition21.com.

SAFE HARBOR PROVISION

This press release may contain certain forward-looking statements. The words "believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation: the effect of the expiration of patents; regulatory issues; uncertainty in the outcomes of clinical trials; changes in external market factors; changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally; the emergence of new or growing competitors; various other competitive factors; and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission, including its Registration Statement on Form S-3, the Prospectus dated April 25, 2000, its Form 10-K for the year ended June 30, 2002, and its Form10-Q for the quarters ended September 30 and December 31, 2002. Actual results could differ materially from the results referred to in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results referred to in the forward-looking statements contained in this press release will in fact occur. Additionally, the Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements.

                             (See attached tables.)

                                       -2-




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                               NUTRITION 21, INC.

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


ASSETS                                                     MARCH 31, 2003 JUNE 30, 2002
                                                            (UNAUDITED)
Current assets:
      Cash and short-term investments                          $ 4,787   $ 4,974
      Accounts receivable, net                                   1,460     2,219
      Other receivables, net                                       303     1,097
      Inventories, net                                             940     1,075
      Other current assets                                         307       788
                                                               -------   -------
Total current assets                                             7,797    10,153

Property and equipment, net                                        583       654
Patents, trademarks, goodwill and other intangibles, net        15,526    17,073
Other assets                                                       221       220
                                                               -------   -------

Total Assets                                                   $24,127   $28,100
                                                               =======   =======

LIABILITIES, AND STOCKHOLDERS' EQUITY

Current liabilities:

      Accounts payable and accrued expenses                    $ 1,699   $ 2,102
      Contingent payments payable                                   29        43
      Preferred dividends payable                                    2         6
                                                               -------   -------
Total current liabilities                                        1,730     2,151




Total Liabilities                                                1,730     2,151
                                                               -------   -------


Stockholders' Equity                                            22,397    25,949
                                                               -------   -------

Total Liabilities, and Stockholders' Equity                    $24,127   $28,100
                                                               =======   =======



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                               NUTRITION 21, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                           THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                               MARCH 31,                            MARCH 31,
                                                        --------------------------          --------------------------
                                                          2003               2002               2003              2002
                                                          ----               ----               ----              ----
Net sales                                               $  3,082          $  3,912          $  8,605          $ 10,544
Other revenues                                                50                75               175               304
                                                        --------          --------          --------          --------
Revenues                                                   3,132             3,987             8,780            10,848
Cost of goods sold                                         1,017             1,274             2,808             3,385
                                                        --------          --------          --------          --------
Gross profit                                               2,115             2,713             5,972             7,463

Expenses:
   Selling, General and Administrative                     2,362             2,058             6,383             5,516
   Research and Development                                  561               276             1,401               686
   Depreciation and Amortization                             649               641             2,046             1,962
 Operating (loss)                                         (1,457)             (262)           (3,858)             (701)

Interest income                                               13                11                54                76

Interest expense                                               5                46                27                96

Other income                                                --                --                --               1,794
                                                        --------          --------          --------          --------
(Loss) income before income taxes                         (1,449)             (297)           (3,831)            1,073

Income taxes (benefit)                                      (306)             (100)             (306)              366
                                                        --------          --------          --------          --------
Net (loss) income                                       $ (1,143)         $   (197)         $ (3,525)         $    707
                                                        ========          ========          ========          ========
Basic (loss) earnings per share                         $  (0.03)         $  (0.01)         $  (0.11)         $   0.02
                                                        ========          ========          ========          ========
Diluted (loss) earnings per share                       $  (0.03)         $  (0.01)         $  (0.11)         $   0.02
                                                        ========          ========          ========          ========
Weighted average number of common shares
outstanding - basic                                       33,603            32,995            33,212            32,523
                                                        ========          ========          ========          ========
Weighted average number of common shares and
equivalents - diluted                                     33,603            33,018            33,212            32,550
                                                        ========          ========          ========          ========


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